UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	Notice and Information Circular for Annual General and Special Meeting
99.2	Form of Proxy for Annual General and Special Meeting
99.3	Consent to Inclusion of Valuation Reports
99.4	Enterprise Valuation for Drone Charging Assembly
99.5	Enterprise Valuation for Drone Charging Pad
99.6	Enterprise Valuation for Drone Design
99.7	Enterprise Valuation for Ecker Capital, Inc.
99.8	Enterprise Valuation for ZooOffice, Inc.
99.9	Audit Committee Charter
99.10	Long-term Incentive Plan
99.11	Press Release regarding Develops and Tests Proprietary Drone Communications System
99.12	Press Release regarding Quantum Computing “Sky Traffic” Project Demonstrates High Accuracy in Initial Testing
99.13	Press Release regarding Third Generation Design and “Production Model” of the ZenaDrone 1000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer